

August 14, 2014

<u>Via E-mail</u>
Ilan Reich
Chief Executive Officer
Viatar CTC Solutions, Inc.
116 John Street, Suite 10
Lowell, Massachusetts 01582

> **Re:** **Viatar CTC Solutions, Inc.**
> **Draft Registration Statement**
> **Submitted August 13, 2014**
> **CIK No. 0001616495**

Dear Mr. Reich:

Our preliminary review of your draft registration statement indicates that it fails to comply with the requirements of the form. In particular, you must update your financial statements to comply with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain material deficiencies.

You may submit a substantive amendment to correct the deficiencies.   If you have any questions, please contact the undersigned at 202-551-3528.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Gregory Sichenzia, Esq.